Filed Pursuant to Rule 253(g)(2)
File No. 024-12389

Supplement No. 11 dated June 3, 2025, to the Offering Circular dated June 26, 2024

This document supplements, and should be read in conjunction with, the offering circular of Energea Portfolio 3 Africa LLC, dated June 26, 2024, as previously supplemented and filed by us with the Securities and Exchange Commission (the "Commission") (collectively, the "Offering Circular"). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:
•       Description of Property

Energea Portfolio 4 LLC is providing notice of entity name changes relating to two of its project subsidiaries.

Effective May 21, 2025, the following changes have been made:
1.     Phytoplankton Ponus Ridge Solar LLC has changed its name to Energea West School LLC.
2.     Phytoplankton 360 Waltham Solar LLC has changed its name to Energea Waltham LLC.

These changes are purely administrative and have no impact on the operations or investment terms related to the respective projects. No material changes have occurred to the assets, structure, or management of these entities.